December 6, 1995






     Re:  Decade's Monthly Income & Appreciation Fund
          Offer to Purchase Limited Partnership Interests



Dear Investor:

     Enclosed with this letter is a Supplemental Letter to all Limited Partners to provide additional information with respect to the Offer to Purchase Limited Partnership Interests dated November 21, 1995. The Supplemental Letter provides additional information with respect to the November 1994 Appraisal of The Meadows I, the Opinion of the Valuations Group, and the Proration procedure.

     Reminder. The Offer by the Partnership to purchase your Limited Partnership Interests for cash expires at 12:00 midnight, Milwaukee, Wisconsin time on Thursday, December 21, 1995 (unless otherwise extended by the Partnership). If you have not already accepted the Offer, and wish to do so, you must sign and timely return the Letter of Acceptance.

     Please note that our office will be open until 5:00 p.m., Milwaukee, Wisconsin time, on Thursday, December 21, 1995. Our fax machine (414-792-0808) will be available to receive your Letter of Acceptance after office hours through 12:00 midnight, Milwaukee, Wisconsin time.

     Should you have any questions, please feel free to call me.

                                   Very truly yours,



                                   Michael Sweet
                                   Partnership Manager

Enclosure